UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 8, 2024

Commission file number: 001-41188

ADS-TEC Energy Public Limited Company

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

On February 8, 2024, ADS-TEC ENERGY PLC (the “Company”) issued a press release announcing its preliminary unaudited financial results for the three and 12 months ended December 31, 2023. A copy of that press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

The information furnished in this Form 6-K, including the information contained in Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2023 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated February 8, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: February 8, 2024	ADS-TEC ENERGY PLC

	By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	Chief Financial Officer

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